FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 30 November 2005

NAB sells BNZ Investment Management

National Australia Bank Limited today announced that it has agreed to sell its subsidiary, BNZ Investment Management Limited, which carries on National’s managed funds business in New Zealand to Assure New Zealand Limited, a wholly owned subsidiary of AXA Asia Pacific Holdings Limited. The sale is subject to certain conditions, and is due for settlement on 31 January 2006.

A key element of the transaction is a new arrangement between Bank of New Zealand and Assure, under which Bank of New Zealand will distribute Assure’s managed fund products to the Bank’s retail customers.

The sale price is commercial in confidence, but is not material to the National Group’s operations.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	Brendan T Case
Date: 30 November 2005	Name:	Brendan T Case
	Title:	Associate Company Secretary